

April 5, 2012

Via E-mail
Mark K. Knoy
Chief Executive Officer
ACL I Corporation
1701 East Market Street
Jeffersonville, IN 47130

> **Re:** **ACL I Corporation**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed March 27, 2012**
> **File No. 333-178345**

Dear Mr. Knoy:

We have reviewed your responses to the comments in our letter dated February 10, 2012 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

General

1. We note that you refer to "brown-water use" and "brown-water barges" in the Summary, Business and MD&A sections. Please revise to briefly explain this term.

Business, page 72

Competition, Transportation Segment, page 80

2. We note your disclosure that December 31, 2011 data for the information appearing in the table on page 81 is expected to be available in March 2012. Please revise to update this table and any other disclosure in your prospectus for which 2011 data is currently available or advise.

Principal Stockholders, page 108

3. We note your response to our prior comment 9. Please also identify the natural persons with voting and investment power over the shares held by Finn Holding Corporation.

   You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3750 with any other questions.

           Sincerely,

           /s/ Max A. Webb

           Max A. Webb
           Assistant Director

cc: via E-mail
    Patrick H. Shannon, Esq.
    Latham & Watkins LLP